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EXHIBIT 23.5

                                                              September 20, 1999

Ms. Annmarie Wixon

Ropes and Gray

One International Place

Boston, Massachusetts 02110-2624

Dear Annmarie:

    This letter is to provide my consent to be included in the filing with the SEC for Century Electronics as a nominee for a director of the company.

Sincerely,

/s/ C. Michael Jacobi

C. Michael Jacobi